FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1     Name and Address of Company

Micromem Technologies Inc.
777 Bay Street, Suite 1910
Toronto, Ontario
M5G 2E4
Canada

Item 2     Date of Material Change

May 29, 2008.

Item 3     News Release

A news release (a copy of which is attached as Schedule A) announcing the material change referred to in this report was issued on May 30, 2008 through the facilities of CNW Group Ltd.

Item 4     Summary of Material Change

On May 30, 2008, Micromem Technologies Inc. announced that its Board of Directors adopted a shareholder rights plan (the "Rights Plan") which took effect May 29, 2008. The Rights Plan was adopted to ensure the fair treatment of shareholders in the event of any take-over offer for the Company's common shares.

The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly. Bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be ‘Permitted Bids' under the Rights Plan. Permitted Bids are offers to acquire common shares of the Company made by way of take-over bid circular and which must, among other requirements described in the Rights Plan, remain open for at least 60 days.

Item 5     Full Description of Material Change

On May 30, 2008, Micromem Technologies Inc. announced that its Board of Directors adopted the Rights Plan. The Rights Plan, which took effect May 29, 2008, was been adopted to ensure the fair treatment of shareholders in the event of any take-over offer for the Company's common shares.

The Rights Plan is not intended to prevent take-over bids that treat shareholders fairly. Bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be ‘Permitted Bids' under the Rights Plan. Permitted Bids are offers to acquire common shares of the Company made by way of take-over bid circular and which must, among other requirements described in the Rights Plan, remain open for at least 60 days.

Micromem did not adopt the Rights Plan in response to, or in anticipation of, any specific takeover bid or proposal to acquire control of the Company. The Rights Plan is similar to plans adopted by other Canadian companies.

Although effective as of May 29, 2008, the Rights Plan is subject to ratification by the Company's shareholders at the next meeting of shareholders to be held on June 25, 2008. If ratified by shareholders, the Rights Plan must be confirmed at every third annual meeting thereafter. If not ratified within six months from May 29, 2008, the Rights Plan and all of the rights outstanding at the time will terminate.

Item 6     Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7     Omitted Information

Not applicable.

Item 8     Executive Officer

For further information, please contact Jason Baun, Chief Information Officer, Micromem Technologies Inc., 1-877-388-8930.

Item 9     Date of Report

June 9, 2008.